(Translation)

To Whom It May Concern:

                                                                  August 3, 2009

                                   Company Name: Toyota Motor Corporation
                                   Name and Title of Representative:
                                             Akio Toyoda, President
                                   (Code number:  7203
                                          Securities Exchanges throughout Japan)
                                   Name and Title of Contact Person:
                                             Takuo Sasaki, Managing Officer
                                             (Telephone Number:  0565-28-2121)



         Notice Concerning the Determination of the Terms of Issuance of Stock Acquisition Rights for the Purpose of Granting Stock Options


At a meeting held on July 15, 2009, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to issue rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights") for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Act. TMC hereby announces that it has determined the following terms for the issuance of Stock Acquisition Rights today.

1. Allotment Date of Stock Acquisition Rights

   August 3, 2009

2. Total Number of Stock Acquisition Rights

   34,920
   (One hundred (100) shares per one (1) Stock Acquisition Right)

3. Amount to be Paid Upon Exercise of Each Stock Acquisition Right

   Initially JPY 419,300 (JPY 4,193 per share).

4. Number of Stock Acquisition Rights to be Granted, Grantees and Number of Grantees

------------------------------------------------- ------------------------------- --------------------------
                                                                                    Total Number of Stock
                    Grantees                            Number of Grantees          Acquisition Rights to
                                                                                          be Granted
------------------------------------------------- ------------------------------- --------------------------
Directors/Managing Officers/
Senior Technical Executives of TMC                              85                         20,300
------------------------------------------------- ------------------------------- --------------------------
Employees of TMC                                               478                         10,640
------------------------------------------------- ------------------------------- --------------------------
Directors and employees, etc. of
TMC's affiliates                                                81                          3,980
------------------------------------------------- ------------------------------- --------------------------
Total                                                          644                         34,920
------------------------------------------------- ------------------------------- --------------------------



[Reference]
(1) Date on which the Board of Directors resolved to propose the issuance of Stock Acquisition Rights at the Ordinary General Shareholders' Meeting:

     May 8, 2009

(2) Date on which the issuance of Stock Acquisition Rights was resolved by the Ordinary General Shareholders' Meeting:

     June 23, 2009

(3) Date on which the Board of Directors resolved to grant Stock Acquisition Rights for the purpose of granting Stock Options:

     July 15, 2009